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wilmerhale.com

June 27, 2017

BY ELECTRONIC SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:                             Solstice Sapphire Investments, Inc.
Registration Statement on Form S-4

Filed June 27, 2017

CIK No. 0001708055

Ladies and Gentlemen:

Submitted herewith for filing on behalf of Solstice Sapphire Investments, Inc. (the “Company”) is a Registration Statement on Form S-4 relating to 114,889,882 shares of the Company’s common stock, par value $0.0001 per share.

This filing is being effected by direct transmission to the Commission’s EDGAR System.  The Company has previously wired $51,216.69 to the Commission’s account at U.S. Bank in payment of the $51,216.69 registration fee.

Please contact the undersigned (617-526-6317) or Eric P. Hanson (650-858-6055) with any questions or comments you may have regarding this filing.

Very truly yours,

/s/ Joseph B. Conahan

Joseph B. Conahan